Exhibit 99.1

First Quarter 2021 Earnings Release

Scotiabank reports first quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2021 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete First Quarter 2021 Report to Shareholders, including our unaudited interim financial statements   for the period ended January 31, 2021, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the   SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the First Quarter   2021 Report on the Investor Relations page of www.scotiabank.com.

First Quarter Highlights on a Reported basis (versus Q1 2020)		First Quarter Highlights on an Adjusted basis(1) (versus Q1 2020)

•	Net income of $2,398 million, compared to $2,326 million	•	Net income of $2,418 million, compared to $2,344 million

•	Earnings per share (diluted) of $1.86, compared to $1.84	•	Earnings per share (diluted) of $1.88, compared to $1.83

•	Return on equity of 14.2%, unchanged from the previous year	•	Return on equity of 14.4%, compared to 13.9%

TORONTO, February 23, 2021 – Scotiabank reported first quarter net income of $2,398 million compared to $2,326 million in the same period last year. Diluted earnings per share (EPS) was $1.86, up 1% from $1.84 in the previous year. Return on equity was 14.2%, unchanged from the previous year.

Adjusted net income(1) of $2,418 million and EPS of $1.88, increased 3% compared to the prior year. Return on equity was 14.4% compared to 13.9% a year ago.

“The Bank’s performance this quarter reflects the strength of our diversified business platform with all four business lines making a strong contribution to earnings. We demonstrated positive revenue growth and solid expense discipline to produce high quality earnings and generate positive operating leverage in all our businesses. Our CET1 ratio of 12.2% provides us with additional flexibility for capital deployment in the future. We also witnessed continued strength in digital adoption across all our core markets. As we emerge from the pandemic, I am confident of continued strong performance across the Bank” said Brian Porter, President and CEO of Scotiabank.

Canadian Banking generated adjusted earnings of $915 million. Earnings recovered to pre-COVID levels driven by solid asset and deposit growth, strong fee income, stable margins and improving credit trends.

International Banking generated adjusted earnings of $398 million, driven by good performance in the Pacific Alliance countries and stable margins.

Global Wealth Management reported adjusted earnings of $425 million, up 34% from the prior year. The results were supported by seasonally higher performance fees and strong contributions from iTRADE, market appreciation, solid sales momentum and double-digit growth across our Canadian businesses. AUM and AUA increased 5% and 10% from the prior year, respectively.

Global Banking and Markets had a strong start to the year with earnings of $543 million, up 20% compared to the prior year. The results were driven by strong performance across our capital markets and investment banking businesses.

The Bank reported a strong Common Equity Tier 1 capital ratio of 12.2%, a strong position from which to continue to support its customers and drive future growth.

(1)	Refer to Non-GAAP Measures section on page 2.

Scotiabank First Quarter Press Release 2021 1

Financial Highlights

Reported Results	For the three months ended
(Unaudited)($ millions)	January 31 2021	October 31 2020	January 31 2020
Net interest income	$4,351	$4,258	$4,392
Non-interest income	3,721	3,247	3,749

Total revenue	8,072	7,505	8,141
Provision for credit losses	764	1,131	926
Non-interest expenses	4,208	4,057	4,418
Income tax expense	702	418	471

Net income	$2,398	$1,899	$2,326

Net income attributable to non-controlling interests in subsidiaries	90	72	39

Net income attributable to equity holders of the Bank	$2,308	$1,827	$2,287
Preferred shareholders and other equity instrument holders	43	82	25
Common shareholders	$2,265	$1,745	$2,262

Earnings per common share (in dollars)
Basic	$1.87	$1.44	$1.86
Diluted	$1.86	$1.42	$1.84

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section in the First Quarter 2021 Report to Shareholders.

Adjusted results and diluted earnings per share

The following table presents reconciliations of GAAP reported financial results to non-GAAP adjusted financial results. The adjustments summarized below are consistent with those described in the Bank’s 2020 Annual Report. For a complete description of the adjustments, refer to the Non-GAAP measures section in the Bank’s 2020 Annual Report:

Adjustment impacting current and prior periods:

•	Amortization of acquisition-related intangible assets, excluding software.

Adjustments impacting prior periods only:

•	Acquisition and divestiture-related costs – Include costs related to integrating acquired operations and net (gain)/loss on divestitures.

•

Valuation-related adjustments, recorded in Q1 2020 – Relate to the inclusion of an additional scenario in the measurement of allowance for credit losses, fair value methodology change relating to uncollateralized OTC derivatives, and a software-related impairment loss.

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Reconciliation of reported and adjusted results

	For the three months ended
(Unaudited)($ millions)	January 31 2021	October 31 2020	January 31 2020
Reported Results
Net interest income	$4,351	$4,258	$4,392
Non-interest income	3,721	3,247	3,749
Total revenue	8,072	7,505	8,141
Provision for credit losses	764	1,131	926
Non-interest expenses	4,208	4,057	4,418

Income before taxes	3,100	2,317	2,797
Income tax expense	702	418	471

Net income	$2,398	$1,899	$2,326
Net income attributable to non-controlling interests in subsidiaries (NCI)	90	72	39

Net income attributable to equity holders	2,308	1,827	2,287
Net income attributable to common shareholders	2,265	1,745	2,262

Diluted earnings per share (in dollars)	$1.86	$1.42	$1.84

Adjustments
Acquisition-related costs
Integration costs(1)	$—	$20	$76
Amortization of Acquisition-related intangible assets, excluding software(1)	28	26	27

	28	46	103
Allowance for credit losses - Additional scenario(2)	—	—	155
Derivatives valuation adjustment(3)	—	—	116
Net (gain)/loss on divestitures(4)	—	8	(262)
Impairment charge on software asset(1)	—	—	44

Adjustments (Pre-tax)	$28	$54	$156
Income tax expense/(benefit)	(8)	(15)	(138)

Adjustments (After tax)	$20	$39	$18
Adjustment attributable to NCI	—	—	(48)

Adjustments (After tax and NCI)	$20	$39	$(30)

Adjusted Results
Net interest income	$4,351	$4,258	$4,392
Non-interest income	3,721	3,247	3,597

Total revenue	8,072	7,505	7,989
Provision for credit losses	764	1,131	771
Non-interest expenses	4,180	4,003	4,265

Income before taxes	3,128	2,371	2,953
Income tax expense	710	433	609

Net income	$2,418	$1,938	$2,344
Net income attributable to NCI	90	72	87

Net income attributable to equity holders	2,328	1,866	2,257
Net income attributable to common shareholders	$2,285	$1,784	$2,232

Adjusted diluted earnings per share (in dollars)	$1.88	$1.45	$1.83

(1)	Recorded in non-interest expenses.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest income.
(4)	Recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

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Reconciliation of reported and adjusted results by business line(1)

(Unaudited)($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
	For the three months ended January 31, 2021
Reported net income	$911	$477	$421	$543	$46	$2,398
Total adjustments (after tax)	4	9	7	—	—	20

Adjusted net income	$915	$486	$428	$543	$46	$2,418

Adjusted net income attributable to equity holders	$915	$398	$425	$543	$47	$2,328

	For the three months ended October 31, 2020
Reported net income	$778	$333	$325	$460	$3	$1,899
Total adjustments (after tax)	4	20	10	—	5	39

Adjusted net income	$782	$353	$335	$460	$8	$1,938

Adjusted net income attributable to equity holders	$782	$283	$333	$460	$8	$1,866

	For the three months ended January 31, 2020
Reported net income	$852	$582	$309	$372	$211	$2,326
Total adjustments (after tax)	56	117	12	79	(246)	18

Adjusted net income	$908	$699	$321	$451	$(35)	$2,344

Adjusted net income attributable to equity holders	$908	$615	$318	$451	$(35)	$2,257

(1)	Refer to Business Line Overview in the First Quarter 2021 Report to Shareholders.

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Business Segment Review

Canadian Banking

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $911 million, an increase of $59 million or 7%. Adjusted net income was $915 million, an increase of $7 million or 1%. Lower provision for credit losses and non-interest expenses, were partly offset by lower non-interest income and net interest income.

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased $133 million or 17%. The increase was due primarily to lower provision for credit losses, higher non-interest income and net interest income, partly offset by higher non-interest expenses.

International Banking

Financial Performance on a Reported Basis

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $389 million, a decrease of $129 million or 25%. Adjusted net income attributable to equity holders was $398 million, a decrease of $217 million or 35%. The impact of divested operations represents 7% of this decrease with the remaining decline primarily related to lower net interest income, non-interest income, higher provision for credit losses and the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”) in the prior year, partially offset by lower non-interest expenses.

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased by $126 million or 48%. Adjusted net income attributable to equity holders increased $115 million or 41%. The increase was due primarily to lower provision for credit losses and non-interest expenses, and higher non-interest income, partially offset by higher income taxes.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to “non-GAAP” measures section in the First Quarter 2021 Report to Shareholders). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $389 million, a decrease of $101 million or 21%. Adjusted net income attributable to equity holders was $398 million, a decrease of $186 million or 32%. The impact of divested operations represents 8% of this decrease with the remaining decline primarily related to lower net interest income, non-interest income, higher provision for credit losses and the benefit of the Alignment of the reporting period in the prior year, partially offset by lower non-interest expenses.

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased by $137 million or 54%. Adjusted net income attributable to equity holders increased $127 million or 47%. The increase was primarily related to lower provision for credit losses and non-interest expenses, and higher non-interest income, partially offset by higher income taxes.

Global Wealth Management

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $418 million, an increase of $112 million or 37%. Adjusted net income was $425 million, up 34%. This increase is due primarily to higher mutual fund fees, brokerage revenues, and elevated performance fees, partially offset by higher non-interest expenses. The Bank earns a performance fee on certain Dynamic Funds that represent less than 3% of total AUM. Performance fees earned are recorded in the first quarter of each year. The Bank recognized $62 million in net performance fees this quarter, as a result of outperforming the funds’ benchmark in 2020.

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased $95 million or 29%. Adjusted net income increased $92 million or 28% due primarily to higher mutual fund fees, brokerage revenues and elevated performance fees, partially offset by higher non-interest expenses.

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Global Banking and Markets

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $543 million, an increase of $171 million or 46%. Adjusted net income attributable to equity holders increased by $92 million or 20%. This was due to higher net interest income and non-interest income, and lower non-interest expenses, partly offset by higher provision for credit losses.

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased by $83 million or 18%. This was due mainly to higher net interest income and non-interest income, lower provision for credit losses, partly offset by higher non-interest expenses.

Other

Q1 2021 vs Q1 2020

Net income attributable to equity holders was $47 million, a decrease of $192 million. Adjusted net income attributable to equity holders was $47 million, compared to a net loss of $35 million in the prior year. The increase of $82 million was related to higher contributions from asset/liability management activities and higher investment gains, partly offset by the increased investment in the SCENE loyalty program.

Q1 2021 vs Q4 2020

Net income attributable to equity holders increased $44 million, or $39 million on an adjusted basis. The improvement was due mainly to higher contributions from asset/liability management activities, partly offset by the increased investment in the SCENE loyalty program.

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Credit risk

Provision for credit losses

Q1 2021 vs Q1 2020

The provision for credit losses was $764 million, compared to $926 million, a decrease of $162 million or 17%. Adjusted provision for credit losses decreased $7 million or 1%. The provision for credit losses ratio decreased 12 basis points to 49 basis points, and by two basis points on an adjusted basis.

Provision on impaired loans was $762 million, compared to $835 million, a decrease of $73 million or 9%. Adjusted provision on impaired loans decreased $40 million or 5% due primarily to lower retail provisions in Canadian Banking driven by lower delinquencies. The provision for credit losses ratio on impaired loans decreased six basis points to 49 basis points, and by four basis points on an adjusted basis.

Provision on performing loans was $2 million, compared to $91 million. Adjusted provision for credit losses on performing loans increased $33 million, due to the COVID-19 impact on portfolio credit quality, partially offset by the more favourable macroeconomic outlook.

Q1 2021 vs Q4 2020

The provision for credit losses was $764 million, compared to $1,131 million, a decrease of $367 million or 32%. The provision for credit losses ratio decreased 24 basis points to 49 basis points.

Provision on impaired loans was $762 million, a decrease of $73 million or 9% due to lower formations in commercial and corporate portfolios partially offset by higher provisions in International retail driven by credit migration due to expired payment deferrals. The provision for credit losses ratio on impaired loans was 49 basis points, a decrease of five basis points.

Provision on performing loans was $2 million, compared to $296 million, a decrease of $294 million, of which $191 million is related to retail, mainly in International Banking driven by the more favourable macroeconomic outlook. Commercial and corporate performing loan provisions also decreased $103 million, due to the more favourable macroeconomic outlook.

Allowance for credit losses

The total allowance for credit losses as at January 31, 2021 was $7,810 million. The allowance for credit losses for loans was $7,590 million, down $49 million from the prior quarter. The decrease was due primarily to lower provision on performing loans driven by the more favourable macroeconomic outlook.

The allowance on impaired loans increased to $1,994 million from $1,957 million last quarter due primarily to higher provisions in International retail driven by credit migration due to expiry of payment deferrals in Peru and other select markets. The allowance against performing loans was lower at $5,596 million compared to $5,682 million as at October 31, 2020. The decrease was due primarily to lower International retail provisions driven by the more favourable macroeconomic outlook.

Impaired loans

Gross impaired loans increased to $5,279 million as at January 31, 2021, from $5,053 million last quarter. This was due primarily to formations in International retail driven by credit migration from the expiry of payment deferrals in Peru and other select markets, partially offset by lower formations in commercial and corporate portfolios. The gross impaired loan ratio was 84 basis points as at January 31, 2021, an increase of three basis points from last quarter.

Net impaired loans in Canadian Banking were $585 million as at January 31, 2021, an increase of $11 million from October 31, 2020. International Banking’s net impaired loans were $2,499 million as at January 31, 2021, an increase of $236 million from October 31, 2020, mainly driven by higher delinquency and credit migration in Peru and other select markets, partially offset by lower net formations in commercial portfolio. In Global Banking and Markets, net impaired loans were $173 million as at January 31, 2021, a decrease of $68 million from October 31, 2020, due to repayments and write offs net of recoveries during the quarter. In Global Wealth Management, net impaired loans were $28 million as at January 31, 2021, an increase of $10 million from October 31, 2020. Net impaired loans as a percentage of loans and acceptances were 0.52% as at January 31, 2021, an increase of two basis points from 0.50% last quarter.

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Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio was 12.2% at January 31, 2021, an increase of approximately 40 basis points from the prior quarter, due primarily to strong internal capital generation, lower risk-weighted assets and the impact from employee pension and post-retirement benefits, partly offset by the transitional phase-out of OSFI’s partial inclusion of Stage 1 and Stage 2 expected credit losses. As at January 31, 2021, the Bank’s CET1 ratio included a benefit of 22 basis points (October 31, 2020 – 30 basis points) from OSFI’s transitional adjustment for the partial inclusion of increases in Stage 1 and Stage 2 expected credit losses relative to their pre-crisis baseline levels.

The Bank’s Tier 1 capital ratio increased by approximately 30 basis points from the prior quarter to 13.6%, due primarily to the above noted impacts to the CET1 ratio, partly offset by the Basel III phase-out of non-qualifying additional Tier 1 capital. The Total capital ratio of 15.7% increased by 20 basis points primarily due to the above noted impacts to the Tier 1 capital ratios, partly offset by the redemption of $750 million of subordinated debentures.

As at January 31, 2021, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

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Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2020 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2020 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on February 23, 2021, at 8:15 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 9730782# (please call shortly before 8:15 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 23, 2021, to March 25, 2021, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 9946049#. The archived audio webcast will be available on the Bank’s website for three months.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

    Scotiabank

    Scotia Plaza, 44 King Street West

    Toronto, Ontario, Canada M5H 1H1

    Telephone: (416) 775-0798

    E-mail: investor.relations@scotiabank.com

Global Communications:

    Scotiabank

    44 King Street West, Toronto, Ontario

    Canada M5H 1H1

    E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

    Computershare Trust Company of Canada

    100 University Avenue, 8th Floor

    Toronto, Ontario, Canada M5J 2Y1

    Telephone: 1-877-982-8767

    Fax: 1-888-453-0330

    E-mail: service@computershare.com

    Co-Transfer Agent (U.S.A.)

    Computershare Trust Company, N.A.

    Att: Stock Transfer Department

    Overnight Mail Delivery: 462 South 4th Street, Louisville, KY 40202

    Regular Mail Delivery: P.O. Box 505005, Louisville, KY 40233-5005

    Telephone: (303) 262-0600 or 1-800-962-4284

    For other shareholder enquiries, please contact the Corporate Secretary’s Department:

    Scotiabank

    Scotia Plaza, 44 King Street West

    Toronto, Ontario, Canada M5H 1H1

    Telephone: (416) 866-3672

    E-mail: corporate.secretary@scotiabank.com

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Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

Philip Smith

Scotiabank Investor Relations (416) 863-2866

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